PowerShares Exchange-Traded Fund Trust II

301 West Roosevelt Road

Wheaton, IL 60187

June 23, 2008

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:    Jim O’Connor, Division of Investment Management

Re:	PowerShares Exchange-Traded Fund Trust II
(File Nos. 333-138490, 811-21977)

Dear Mr. O’Connor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), PowerShares Exchange-Traded Fund Trust II (the “Trust”) hereby requests that the effectiveness for the Post-Effective Amendment No. 56 (the “Amendment”) to the Trust’s Registration Statement filed pursuant to Rule 485(a) under the Securities Act and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-1A be accelerated to 11:00 a.m., New York time, on June 24, 2008, or as soon thereafter as practicable.  The Trust hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:	/s/ H. Bruce Bond
Name:	H. Bruce Bond
Title:	President and Chairman

Invesco Aim Distributors, Inc.

11 Greenway Plaza

Suite 100

Houston, Texas  77046-1173

June 23, 2008

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:    Jim O’Connor, Division of Investment Management

Re:	PowerShares Exchange-Traded Fund Trust II
(File Nos. 333-138490, 811-21977)

Dear Mr. O’Connor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Invesco Aim Distributors, Inc. (“Aim”), in its capacity as distributor of the shares of PowerShares Exchange-Traded Fund Trust II (the “Trust”), hereby joins in the request of the Trust that the effectiveness for Post-Effective Amendment No. 56 (the “Amendment”) the Trust’s Registration Statement pursuant to Rule 485(a) under the Securities Act and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-1A be accelerated to 11:00 a.m., New York time, on June 24, 2008, or as soon thereafter as practicable. Aim hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:	/s/ Robert Thompson
Name:	Robert Thompson
Title:	Vice President